Exhibit 99.1

TSX: GOLD	NYSE: GLDG

FOR IMMEDIATE RELEASE

GoldMining Announces Voting Results

Vancouver, British Columbia – May 20, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE: GLDG) is pleased to announce that at its annual general meeting held on May 20, 2021 (the "Meeting"), all nominees listed in its management information circular dated April 2, 2021 were elected as directors of the Company.

A quorum of 30.74% of the votes attached to the outstanding shares of the Company was present in person or by proxy at the Meeting.

Each of the following six nominees proposed by management was elected as a director on a vote by ballot. The results of such vote were as follows:

Director	Total Votes For	Total Votes	% of Votes For
Amir Adnani	17,560,588	26,039,825	67.44%
Garnet Dawson	25,846,331	26,039,825	99.26%
David Kong	25,830,667	26,039,825	99.20%
Gloria Ballesta	18,387,977	26,039,825	70.61%
Hon. Herb Dhaliwal	25,828,513	26,039,825	99.19%
Mario Bernardo Garnero	25,856,333	26,039,825	99.30%

In addition, at the Meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com